                                   EXHIBIT 21

                          SUBSIDIARIES OF THE COMPANY

     The following is a list of the active subsidiaries of the Company, as of March 29, 1996, indicating the jurisdiction of incorporation of each, and the names under which such subsidiaries conduct business. In the case of each subsidiary which is indented, its immediate parent owns beneficially all of the capital stock.



NAME OF SUBSIDIARY                         JURISDICTION OF INCORPORATION
- ------------------                         ----------------------------
Ladenburg, Thalmann Group, Inc.            Delaware
  Ladenburg, Thalmann & Co. Inc.           Delaware


     Not included above are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X.